Exhibit 99.(a)(1)(H)

Press Contact:

Robert Minicucci, Warner Communications

Phone: (603) 488-5856

Mobile: (339) 206-1722

robert@warnerpr.com

Investor Inquiries:

Andrea Clegg, NightHawk Radiology Holdings, Inc.

(866) 402-4295

(208) 292-2818

aclegg@nighthawkrad.net

NightHawk Radiology Holdings, Inc. Announces Preliminary Results of its Tender Offer

NightHawk Expects to Purchase 2,367,438 Shares of its Common Stock at $8.05 per Share

COEUR D’ALENE, Idaho, June 16, 2008 — NightHawk Radiology Holdings, Inc. (Nasdaq: NHWK), the leading provider of radiology solutions to radiology groups and hospitals throughout the United States, today announced the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m. Eastern Time on Friday, June 13, 2008.

Based on the preliminary analysis by the depositary, an aggregate of 2,367,438 shares were properly tendered and not withdrawn at a price of $8.05, including approximately 1,001,457 shares that were tendered through notice of guaranteed delivery. Accordingly, NightHawk expects to accept for payment an aggregate of 2,367,438 shares of its common stock at a purchase price of $8.05 per share. These shares represent approximately 7.7% of NightHawk’s issued and outstanding shares as of June 13, 2008.

“With this tender offer, we gave our stockholders an opportunity to achieve liquidity on their investment, and at the same time, allowed non-tendering stockholders to increase their pro rata ownership,” said Dr. Paul Berger, Chairman and Chief Executive Officer. Berger added, “Going forward our board of directors will continue to evaluate the opportunity for additional share repurchases.”

This self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated May 14, 2008, filed with the Securities and Exchange Commission on May 14, 2008, as amended on May 16, 2008.

The number of shares to be purchased in the tender offer and the price per share are preliminary. The determination of the final number of shares to be purchased is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

The dealer manager for the tender offer is Morgan Stanley & Co. Incorporated, the Information Agent for the tender offer is Innisfree M&A Incorporated and the Depositary for the tender offer is Mellon Investor Services LLC. All questions regarding the tender offer may be directed to the Information Agent at (877) 456-3463.

About NightHawk

NightHawk Radiology (Nasdaq: NHWK), headquartered in Coeur d’Alene, Idaho, is leading the transformation of the practice of radiology by providing high-quality, cost-effective solutions to radiology groups and hospitals throughout the United States. NightHawk provides the most complete suite of solutions, including professional services, business services, and its advanced, proprietary clinical workflow technology, all designed to increase efficiencies and improve the quality of patient care and the lives of physicians who provide it. NightHawk’s team of U.S. board-certified, state-licensed, and hospital-privileged physicians located in the United States, Australia, and Switzerland, provides services 24 hours a day, seven days a week, for more than 750 radiology group customers and the 26% of all U.S. hospitals they serve. For more information, visit http://www.nighthawkrad.net.

Forward-Looking Statements

This press release contains forward-looking statements, such as references to the number of shares of NightHawk common stock to be purchased and the price at which such shares will be purchased. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased, or the price at which shares are ultimately purchased to differ materially from the number and amount expressed in the forward-looking statements in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to NightHawk’s expectations as of the date hereof. Except as otherwise required by applicable law, NightHawk does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.

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